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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FM VENTURES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET
(No. and Street)

NEW YORK NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL GUTHAMMAR (212) 732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABRAMS AND COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

ONE HUNTINGTON QUADRANGLE, MELVILLE, NY 11747
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, MICHAEL GUTHAMMAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FM VENTURES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affirmed before me on 2/27/03

Signature

PRESIDENT

Title

Notary Public

IRA LEW
NOTARY PULBLIC. STATE OF NEW YORK
NO. 01LE5064336
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ON AUGUST 12, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FM VENTURES, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
31 DECEMBER 2001 AND 2002

TABLE OF CONTENTS

Abrams & Company, P.C.
Greater Than Accounting

INDEPENDENT AUDITORS' REPORT

To The Shareholders
FM Ventures, Inc.
New York, New York

We have audited the accompanying statements of financial position of FM Ventures, Inc. as of 31 December 2002 and 2001 and the related statements of operations and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FM Ventures, Inc. as of 31 December 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abrams and Company, P.C.

30 January 2003

Certified Public Accountants
Suite 4 South 1
One Huntington Quadrangle
Melville, NY 11747-4406
T (631) 454-9393
F (631) 454-6228

Abrams & Company, P.C.
Greater Than Accounting

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholders
FM Ventures, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of FM Ventures, Inc. (the Company), for the year ended 31 December 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

Certified Public Accountants
Suite 4 South 1
One Huntington Quadrangle
Melville, NY 11747-4406
T (631) 454-9393
F (631) 454-6228

with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at 31 December 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abrams and Company, P.C.

30 January 2003

FM VENTURES, INC.
STATEMENTS OF FINANCIAL POSITION

	31 December 2001	31 December 2002
ASSETS		
Current assets		
Cash	$ 56,524	$ 51,059
Accounts receivable		3,000
Total current assets	**56,524**	**54,059**
Investment	3,300	3,300
Furniture and equipment (net)	14,493	4,242
Total assets	**$ 74,317**	**$ 61,601**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 15,843	$ 11,264
Accrued income/franchise tax	1,539	1,673
Total current liabilities	**17,382**	**12,937**
Shareholders' equity		
Common Stock ($1.00 par value: authorized 200 shares; 100 shares issued and outstanding)	100	100
Additional paid-in capital	49,900	49,900
Retained earnings	6,935	(1,336)
Total shareholders' equity	**56,935**	**48,664**
Total liabilities and shareholders' equity	**$ 74,317**	**$ 61,601**

See notes to financial statements

FM VENTURES, INC.
STATEMENTS OF OPERATIONS

	For the year ended 31 December	
	2001	2002
REVENUES		
Leasing income	$ 11,066	$ 830
Advisory revenue	6,000	13,500
Interest and other income	2,010	191
	19,076	14,521
COSTS AND EXPENSES		
Depreciation	18,205	11,059
Legal, accounting, and regulatory fees	11,439	11,124
Office and other operating expenses	95	9
Sales tax	115	-
	29,854	22,192
Loss before provision for taxes	(10,778)	(7,671)
Provision for taxes		
State and City taxes	(600)	(600)
Federal taxes	-	-
Total taxes	(600)	(600)
Net loss	**(11,378)**	**(8,271)**
Retained earnings - beginning of year	18,313	6,935
Retained earnings - end of year	**$ 6,935**	**$ (1,336)**

See notes to financial statements

FM VENTURES, INC.
STATEMENTS OF CASH FLOWS

	For the year ended 31 December 2001	2002
Cash flows from operating activities		
Net loss	$ (11,378)	$ (8,271)
Adjustment to reconcile loss to net cash provided by operating activities:		
Depreciation	18,205	11,059
Changes in current assets and current liabilities		
Accounts receivable		(3,000)
Prepaid expenses	48	
Accounts payable and accrued expenses	(3,885)	(4,579)
Accrued income/franchise tax	53	134
Net cash provided/(used) by operating activities	**3,043**	**(4,657)**
Cash flows from investing activities		
Additions to property and equipment	(1,392)	(808)
Net cash used by investing activities	**(1,392)**	**(808)**
Net change in cash	1,651	(5,465)
Cash - beginning of year	54,873	56,524
Cash - end of year	**$ 56,524**	**$ 51,059**
Additional cash flow information		
Taxes paid	**$ 499**	**$ 466**

See notes to financial statements

FM VENTURES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

FM Ventures, Inc. ("FMV") is a privately held New York corporation, established in May 1998, that provides advisory services and leases equipment. On 1 April 1999, FMV's application with the U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved (effective upon the Company becoming a member in a self-regulatory organization). On 9 July 1999, pursuant to a membership agreement and business plan, FMV became a member of the National Association of Securities Dealers, Inc.

2. Significant Accounting Principles

Revenue Recognition

Revenue is recognized as earned excepting revenue arising from contingent advisory fee assignments, which is recognized – subject to the absence of uncertainties as to the amount of the success fee or the completion of the assignment – at the earlier date of when FMV's work is substantially completed (and the transaction is successfully consummated prior to the issuance of the financial statements) or when the transaction is successfully consummated. In instances where uncertainties exist as to the amount of the success fee payable or as to whether the assignment was completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred excepting expenses arising from contingent advisory fee assignments, which are recorded as such expenses are paid.

Fredericks Michael & Co., a 49% shareholder of FMV, may undertake transactions in which FMV participates. The services, and revenue and expense associated with such transactions, are rendered and accounted for pursuant to an income and expense sharing agreement.

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist primarily of cash in banks and highly liquid investment securities that have maturities of three months or less when purchased. The carrying amount approximates fair value due to the short-term maturity of these instruments.

Fair value of financial instruments
Carrying amounts of certain of FMV's financial instruments including cash, accounts receivable and other current assets, accounts payable and accrued expenses and other liabilities approximates fair value due to the short-term maturity of the instruments. The fair value of the other assets approximates its carrying value.

Long-lived assets
Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment and Disposal of Long-Lived Assets,"* requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FMV has adopted this Statement and determined that no impairment loss need be recognized for applicable assets.

3. Investment

Investment, which has a restricted market, is valued at cost. In the opinion of management, there has been no diminution in value.

4. Furniture and Equipment

Furniture and equipment consists of the following:

	31 Dec 01	31 Dec 02
Furniture	$ 38,739	$ 38,739
Computer and office equipment	89,332	90,140
	128,071	128,879
Accumulated depreciation	(113,578)	(124,637)
	$ 14,493	$ 4,242

The computer and office equipment is leased over periods ranging from twelve to sixty months. The majority of the lease agreements include options for the equipment to be purchased at the end of the lease term for $1.00. As of 30 June 95, the Company purchased used equipment and furniture with a market value of $60,900 (and an original cost of $112,132), which was leased to a third party over a five-year period. Upon the expiration of the initial term of this lease, the lease contained a provision that the equipment and furniture could be purchased by the related party at fair market value. During 2000, the lease was extended for a twelve-month period and the option to purchase the equipment and furniture at the end of the extended period now provides for the equipment and furniture to be purchased for $1.00.

5. Related-Party Transactions and Concentrations of Risk

FMV leases 100% of its furniture and equipment to a related party, which owns 49% of FMV. Accordingly, all lease revenue is earned from the related party.

Included in accounts payable and accrued expenses are amounts due to the related party of approximately $5,300 and $0 at 31 December 2001 and 2002, respectively.

During 2001 and 2002, FMV earned all of its advisory income from the related party. Advisory income for 2001 and 2002 amounted to $6,000 and $13,500, respectively.

Accounts receivable of $3,000 at 31 December 2002 is due from the related party.

6. Income Taxes

Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board Statement No. 109, *"Accounting for Income Taxes."*

The difference between FMV's effective tax rate and the normal statutory rate is primarily attributable to state and local taxes.

The Company has net operating loss carryforwards of approximately $20,000, which expire in 2021 and 2022, in approximately equal portions.

SCHEDULE I

FM Ventures, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of 31 December 2002

Net Capital		$ 48,664
Deduct stockholders' equity not allowable for net capital		-
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		48,664
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	$ 3,300	
Furniture, equipment, and leasehold improvements (net)	4,242	7,542
Net capital before haircuts on securities positions		41,122
Haircuts on securities		-
Net capital		$ 41,122
Aggregate indebtedness		
Items included in statement of financial condition		
Other accounts payable and accrued expenses		$ 12,937
Items not included in statement of financial condition		-
Total aggregate indebtedness		$ 12,937
Computation of basic net capital requirement		
Minimum net capital required		$ 862
Excess net capital at 1,500 percent		$ 59,742
Excess net capital at 1,000 percent		$ 39,828
Ratio: Aggregate indebtedness to net capital		.31 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2002):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 38,123
Adjustment to record additional revenue		3,000
Other adjustment (rounding)		(1)
Net capital per above		$ 41,122

SCHEDULE II

FM Ventures, Inc.

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of 31 December 2002

None.

SCHEDULE III

FM Ventures, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of 31 December 2002

None.

SCHEDULE IV

FM Ventures, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of 31 December 2002

None.